SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

BOUYGUES OFFSHORE S.A.

(Exact Name of Registrant as Specified in its Charter)

3, rue Stephenson, 78180 Montigny-le-Bretonneux, France
(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X   Form 40-F _

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____   No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ______)

Enclosure:

A press release dated May 15, 2002 announcing the turnkey contract to build a €75 million container terminal in the Dominican Republic.

Bouygues Offshore to build EUR 75 million container terminal in the Dominican Republic

Montigny-le-Bretonneux, France, May 15, 2002 - Bouygues Offshore (NYSE: BWG-PARIS: BOS.PA) and Bouygues Travaux Publics (a Bouygues Construction subsidiary), have signed a turnkey contract with Caucedo Investments Inc., to build a container terminal in the Dominican Republic. Located about 30km from Santo Domingo, in the southwest region of the island, the facility will provide a depth of up to 15 m to receive post Panamax vessels.

This turnkey contract is valued at approximately EUR 150 million (Bouygues Offshore's share: EUR 75 million) The project scope of work includes Engineering, Procurement, Construction and Installation of:

- **A 630m berth (250m at a depth of 13.5m and 380m at a depth of 15m) requiring a basin of more than 1,800,000 m^3**
- **A 700m protection breakwater**
- **Traffic lanes and a 560,000 m^2 platform for storing containers**
- **Offices (5,000 m^2), warehouse (6,500 m^2) and electrical equipment buildings**
- **Port access roads (2,200m long and 22m width)**

The terminal scheduled for the end of 2003.

Commenting on this project, Hervé Le Bouc, Chairman of Bouygues Offshore stated:" This new contract confirms Bouygues Offshore's positioning in the Caribbean, and our ability to design, build and manage large turnkey port facility projects"

Caucedo Investments Inc. is a joint venture company that includes container terminal operator CSX World Terminals and a group of Dominican Investors, Caucedo Development Corporation. The project is part of a development that will comprise not only the container terminal but also a distribution and logistics center for the Caribbean Basin, with CSX World Terminals to manage the container terminal and Caucedo Development Corporation to manage the distribution and logistics center. Further information on the company can be found on line at www.csxworldterminals.com.

From design engineering to start-up and maintenance, **Bouygues Offshore** provides its customers with turnkey projects in offshore-onshore oil and gas contracting, liquefied gases, maritime and river works and chemicals-refining/energy-industry.
Driven by a strong commitment to the energy industry, an on-the-spot presence and a team of talented professionals, we deliver integrated solutions that are safe, innovative and promote the success of our clients and our Company. Further information on the company can be found on line at www.bouygues-offshore.com.

Valérie Barlois-Leroux - Bouygues Offshore
Financial Communication - Investor Relations
tel.: 01 30 60 79 69 - fax: 01 30 60 84 48
e-mail: v.barlois@bouygues-offshore.com

Alexandra Noeuvéglise – Bouygues Offshore
Communication – Press Relations
tel.: 01 30 60 85 21 - fax: 01 30 60 84 48
e-mail: a.noeuveglise@bouygues-offshore.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOUYGUES OFFSHORE S.A.

Dated: May 16, 2002

By:____________________________
Name: Mireille Arvier
Title: Chief Financial Officer